UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010
      April 21, 2006


Mr. Song Jinan
Chief Executive Officer
China-Biotics, Inc.
No. 999 Ningqiao Road
Jinqiao Export Processing Zone
Pudong, Shanghai 201206
People`s Republic of China

      Re:	China-Biotics, Inc.
      Registration Statement on Form SB-2
      	Filed March 24, 2006
      	File No. 333-132670

      	Form 10-KSB for the fiscal year ended August 31, 2005
      	Filed October 18, 2005
      	File 333-110733

      	Form 10-QSB for the fiscal quarter ended November 30,
2005
      	Filed January 5, 2006
      	File No. 333-110733

      	Form 10-QSB for the fiscal quarter ended February 28,
2006
      	Filed April 14, 2006
      	File No. 333-110733

Dear Mr. Song:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.	You will expedite the review process if you address each
portion
of every numbered comment that appears in this letter. Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your documents. For example, we might comment on one section or example in one document, but our silence on similar or related disclosure elsewhere in the same document or in a different document does not relieve you of the need to make similar revisions elsewhere as appropriate.

2.	We note that your sole operating subsidiary and all of your
assets are located in the People`s Republic of China.  Please provide
parent-only condensed financial statements as required by Rule 5-
04
of Regulation S-X.  Refer also to the September 27, 2004
Highlights
of the AICPA International Practices Task Force meeting.

Cover Page of the Prospectus

3.	We note the disclosure in your Form 8-K filed April 7, 2006
that
in light of the reverse takeover, the trading symbol for your stock was changed to CHBT. Please revise your cover page accordingly.

Table of Contents, page i

4.	The forepart of the prospectus may include only the cover
page,
table of contents, summary and risk factors sections. Please move all other information so that it appears later in the document.

Summary

Corporate Information, page 2

5. 	If you have a website, please provide the address.




Business, page 1

6.	Given your current capacity and operations, please provide a basis for your disclosure that you intend to open over 300 stores over the next two years and hope to sign over 1,000 franchises over time.

Risk Factors

"We are subject to government regulation in China...," page 5

7.	Please more fully discuss the 	actual risk faced by you
as a
result of being subject to the several laws you list in this risk factor. In addition you state in the last sentence of the second paragraph of this risk factor that you are also subject to regulations with respect to the prices you charge, the rebates you may offer and your marketing methods. Please discuss in a separate risk factor how these laws may affect your business. For example, discuss the effect on you if your supply prices increase, but you are unable to raise the price of your product to the consumer under Chinese law.

"A majority of our officers and directors and substantially all of our assets...," page 7

8.	You note in this risk factor that you have only one executive officer and director. Please add a risk factor that discusses the risk to the company from a corporate governance perspective in having only one officer and director. For example discuss the risks to the company in regard to the approval of related party transactions, the compensation of the executive officer, the oversight of the accounting function, and the segregation of duties. In addition discuss the risks to the company in regard to its ability to successfully implement its growth plans given that it has no executive management team.

Price Range of Our Common Stock and Other Stockholder Matters

Market Information, page 10

9.	Please state that the quotations for your common stock
reflect
inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.









Management`s Discussion and Analysis of Results of Operation and
Financial Condition

General, page 11

10.	We note your discussion surrounding your former and current
state of operations and your statement that "The results of operations related to Otish Resources, Inc. are not material and are therefore not included in the discussion below." Prior to this statement, please expand your discussion to clarify why you have presented the separate financial statements for Sinosmart Group Inc.
("SGI") and Otish Resources, Inc. ("Otish"). In this regard, it appears that you are relying on the presentation requirements under
Item 310(c) of Regulation S-B. Additionally, please clarify, if true, that the result of the transaction completed on March 22, 2006 was treated as a recapitalization for accounting purposes and indicate whose historical financial statements will be carried forward as the basis for your new operations and explain that you have changed your fiscal year end to match that of SGI.

11.	Please expand your discussion under this heading to include a meaningful introduction or overview. In this regard, we refer you to the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations (Release Nos. 33-8350, 34-48960, and FR-72), which indicates, in part that "We would expect a good introduction or overview to provide a balanced, executive-level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. A good introduction or overview would:
* include economic or industry-wide factors relevant to the company;
* serve to inform the reader about how the company earns revenues and income and generates cash;
* to the extent necessary or useful to convey this information, discuss the company`s lines of business, location or locations of operations, and principal products and services (but an introduction should not merely duplicate disclosure in the Description of Business section);
and provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company`s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks."







Results of Operations, page 11

12.	Please revise your discussion under this heading to provide
the
reader with an understanding of your perspective of the business and its results of operations. In this regard, MD&A should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements, neither of which provides this important management perspective. Please review the Commission`s guidance referred to in the above comment and revise your discussion to the extent that you are able to provide additional insight into the operational results of SGI during the periods presented.

13.	Please expand your discussion to address your financial
condition and results of operations and prospects for the future. Please also address those key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends that are reasonably expected to have a material impact on sales, revenue or income. For example, we note your plans to expand the geographic areas in which you sell your products, the methods by which you sell your products and your product line.

Nine Months Ended December 31, 2005 Compared with Nine Months
Ended
December 31, 2004, page 11

14.	Please include a statement to indicate that the discussion
for
the nine months represents SGI`s third quarter financial information.
In addition, since you present the audited financial statements prior to the unaudited quarterly financial statements please reorder your
MD&A to allow for ease of understanding and consistency.

Fiscal Year Ended March 31, 2005 Compared with the Fiscal Year
Ended
March 31, 2004, page 12

15.	We note your disclosure that net sales increased 50.88%.
Quantify the percentage of the increase attributable to increases in sales volume versus increases in prices.

Liquidity and Capital Resources, page 14

16.	We note your statement that "Management estimates that we
will
continue to have positive cash flow provided by operating activities in the remaining fiscal year ending March 31, 2006, and for the fiscal year ending March 31, 2007." Please refer to the above referenced Commission guidance, which indicates that a company is required to include in MD&A the following information, to the extent material:

* historical information regarding sources of cash and capital expenditures;

* an evaluation of the amounts and certainty of cash flows;

* the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;

* discussion and analysis of known trends and uncertainties (see our further comment below);

* a description of expected changes in the mix and relative cost of capital resources;

* indications of which balance sheet or income or cash flow items should be considered in assessing liquidity; and

* a discussion of prospective information regarding companies` sources of and needs for capital, except where otherwise clear from the discussion.

Please review your discussion taking such guidance into consideration and revise your disclosure to the extent applicable.

17.	We note your disclosure regarding your cash of $12,412,715
and
working capital of $743,736 as of the end of 2005.  We note also your
disclosure that these amounts increased to $23,114,851 and
$8,400,436
as a result of the transactions you describe. However, it does not appear that the cash infusions that you describe would result in the cash increases to which you refer. Please advise.

18.	We note your discussion of the $2,580,000 convertible bond
that
was fully converted prior to the share exchange. We also note the disclosure about the bond in Note 6 to the unaudited condensed consolidated financial statements on page F-32. Please identify the bondholder, state that 1,429 shares of stock representing 10% of the company`s stock were issued upon conversion, and state the conversion price. Please file the convertible bond documents as exhibits.

19.	We note your discussion of the loan made by certain
stockholders
in March 2006 pursuant to the terms for the issuance of the convertible bond. Please identify the shareholders who made the loan, and their recourse if the loan is not paid when due. Please state the expected funding source to pay the loan. Please file the loan document(s) as an exhibit(s).

20.	Please expand the discussion of your liquidity to address
known
trends, events, or uncertainties that are reasonably likely to have a material impact on your short-term or long-term liquidity. For example we note the shareholder loan that matures in September, 2006, your need to invest in extensive market research on consumer health needs as noted on page 3, your plan to fund new product development and launch three new products within the next two years as discussed on page 19, and the $29.8 million investment in Growing State Ltd. required under article 2(ii) of the Summary Investment Agreement for the Lease of Land filed as exhibit 10.7. In this regard, please also disclose how long you will be able to fund your operations with the cash you currently have.

21.	In regard to your Investment Agreement for the bulk
manufacturing plant, please discuss the required investment of
$29.8
million in your subsidiary Growing State Ltd., specifying the schedule for when investments must be made and discussing recourse that the government has if you fail to make the required investment.
Please also add a risk factor if necessary. Please state if you paid the first installment of the leasing fee that was due on April 5, 2006 and specify the schedule for the payment of the remaining leasing fee.

Critical Accounting Policies, page 14

22.	We note that your presentation under this heading is similar to
your disclosure under Note 2. Please refer to the guidance referenced above for information regarding the disclosures surrounding accounting estimates and assumptions that may be material due to the levels of subjectivity and judgment involved. Please note that the Commission`s guidance encourages companies to consider enhanced discussion and analysis of these critical accounting estimates and assumptions that:

* supplements, but does not duplicate, the description of accounting policies in the notes to the financial statements; and

* provides greater insight into the quality and variability of information regarding financial condition and operating performance.

Please review your discussion taking such guidance into consideration and revise your disclosure to the extent applicable.

Revenue Recognition, page 15

23.	We note your statement that "Sales are stated at net invoiced value in these financial statements." Please tell us what you mean by "net invoiced value."

Business

History, page 17

24.	We note your statement, with respect to the transaction
between
SGI and Shining, that "This transaction has been accounted for as a recapitalization of SGI with no adjustment to the historical basis of the assets and liabilities of Shining and the operations were consolidated as though the transaction occurred as of the beginning of the first accounting period presented in the financial statements appearing elsewhere in this document." Please provide the terms of this transaction in support of your treatment of the transaction as a recapitalization for accounting purposes. In this regard, we note that cash was issued by SGI for $2.27 million and that new shares were issued by SGI in October 2005. However, it is unclear how this transaction meets the requirements to be accounted for as a recapitalization and not a business combination.

25.	Please file the Escrow Agreement referred to in the first
bulleted paragraph as an exhibit.

26.	Please expand your discussion of the $750,000 to be released from escrow from time to time to cover certain marketing and executive officer search expenses. Please explain why these funds were initially put into escrow. Please be more specific as to the type of marketing expenses that will be covered and the time frame for release of the money. In regard to the executive officer search expenses, please be more specific as to the type of expenses to be paid out of escrow and the time frame for release of the money.
We
note that you have only
one executive officer and have not indicated that you anticipate hiring additional executive officers.

27.	Please explain why money from the offering was put into
escrow
to reimburse Chinamerica Fund, L.P. for certain expenses incurred in connection with the private placement and share exchange. Please specify the expenses to be reimbursed and the time frame for release of the money from escrow.

28.	We note the agreement with Fred Cooper, a former director of the
company that is referred to in section 4.13 of the Securities
Exchange Agreement, related to the redemption of 1 million shares. Please provide a description of this agreement and file it as an exhibit.

Current Operations

Overview, page18

29.	We note your statement that sales of your Shining Essence
product accounts for 75% of your total sales in 2005. Please add a risk factor discussing the risk to you of your dependence on one product for the majority of your revenues.

30.	Please add a description of the certifications ISO 9001,
14001;
OHSAS 18001 and HACCP, and disclose the meaning and effect of the certifications. Please also spell out the acronym TUV.




Products, page 19

31.	You state that the Shanghai Nutrition Food Quality
Surveillance
& Inspection Center has tested the effectiveness of each of the products that you list in this section. You also state that their effectiveness has not been conclusively established. Please provide the results of the testing done by the Shanghai Nutrition Food Quality Surveillance & Inspection Center, and clarify your statements.

Industry Overview and Market Conditions

Probiotics, page 20

32.	 Please provide the date of Dr. Kopp-Hoolihan`s article.
Confirm
that the article is publicly available for free or for a de minimis charge.

33.	Please provide support for your statement that "Researchers
are
also studying potential links between low probiotics microbial levels and hypertension, certain types of cancer, high cholesterol and allergies.

34.	Please provide the basis for the company`s belief that the
"current domestic market for bulk additives in China to be 100 tons a year, growing to exceed 800 tons a year by 2008."

China Market, page 20

35.	In regard to your cite of statistics from Euromonitor, please confirm that the article is publicly available for free or for a de minimis charge.

36.	Please provide the basis for the company`s statement that
China
has the highest per capita consumption of antibiotics in the world.

37.	Please specify how the Chinese government has begun actively encouraging the fortification of certain foods with probiotics.

Our Business Prospects

Significant potential from the new bulk business, page 22

38.	Please provide the basis for the company`s statement that
management expects that the Chinese Ministry of Health will make it mandatory for infant formula sold in China to contain probiotics, and when this is expected to occur.




Competition, page 25

39. 	Please provide more information for the tables you present.

* In the first table, please identify the competitors, explain the term "microecologies technologies," explain the importance of the metric "quantity of the active probiotics that can be maintained," and state the source of your information regarding your competitors` microecologics technology.

* In the second table, please identify the competitors, explain the importance of the metric "vitality and active rate," and state the source of your information in regard to your competitors.

* In the third table, please identify the competitors, state the source of your information, and provide the basis for your statements that your competitors` form of products, bacteria type and quantity of bacteria are either "not recommended" or are "below standard."

Research and Development, page 26

40.	Please provide an estimate of the amount of money spent on
research and development activities in the last two fiscal years.

Government Regulation

Food Business, page 26

41.	You indicate in Note 1 to the Consolidated Financial
Statements
for Sinosmart Group that Shanghai Shining Biotechnology Co. Ltd. was issued an operating license by the Administration for Industry and Commerce of the Pudong New District for a period of 8 years to April
15, 2007. You also state that in August 2005 it received approval to become a wholly foreign owned enterprise. Please clarify if its license will still expire in April 2007, and if so, please add a risk factor that discusses the risk to you if the license is not timely renewed.

Intellectual Property, page 28

42.	Please disclose the duration and effect of all patents,
trademarks and licenses held.
Facilities, page 29

43.	Please provide the length of the lease and monthly lease fees for the rented facility in Pudong, Shanghai.


Management

Directors, Executive Officers and Key Employees and Advisors, page
30

44.	Please provide the information required by item 401(a) of
Regulation S-B for Ms. Yan.

Executive Compensation, page 31

45.	Please provide the compensation information for Mr. Song in
the
table format specified by Item 402(b). In a footnote to the table, please describe the social insurance contributions to which you refer.

Selling Stockholders, page 32

46.	Identify as an underwriter any selling stockholder who is a
broker-dealer, unless you can state that such selling stockholder obtained the securities being registered for resale as compensation for investment banking services. Also, identify as underwriter any selling stockholder who is affiliated with a registered broker-dealer, unless you can state that such selling stockholder purchased the securities in the ordinary course of business and at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.

47.	In footnotes to the table, please identify the natural
persons
with power to vote or to dispose of the securities offered for resale by the entities listed as selling shareholders. See
Interpretation
No. 4S of the Regulation S-K section of the Division of Corporation
Finance`s March 1999 Supplement to the Manual of Publicly
Available
Telephone Interpretations.

Related Party Transactions, page 35

48.	Please specifically identify each of the related parties to
whom
you refer in this section.

49.	We note your description of the related party transaction in
Note 15(c) to the Sinosmart Consolidated Financial Statements.
Please describe that transaction in this section.

50.	We note your statement that "[s]ince this transaction has
been
accounted for as a recapitalization of Shining and is reflected in these financial statements as if it occurred as of the beginning of the first accounting period presented in these financial statements,
SGI`s liabilities of $2,270,141 arising from this transaction are shown as outstanding as of the March 31, 2004 and 2005, respectively." Please support your inclusion of the $2.27 million cash consideration, payable to the former majority holders and a third party for the equity of Shining, within the

March 31, 2004 and 2005 year-end balances. In this regard, we note that this liability was not incurred until August 2005.

Plan of Distribution, page 33

51.	We note your disclosure that you will pay the estimated
$460,000
in costs in connection with the registration of the shares under the registration statement. We note that $210,000 is estimated to be payable as an assurance fee. Please describe this fee, when and to whom it will be paid, and explain its purpose. In addition, we note that $240,000 will be paid for legal fees. Please also disclose this amount in the prospectus.

Experts, page 37

52.	We note that in conjunction with the reverse takeover, you
have
undergone a change in auditors, from Malone & Bailey, PC to BDO McCabe Lo Limited Please provide the information required by Item 304 of Regulation S-B as required by Item 23 of Form SB-2. In addition, please file an Item 4.01, Form 8-K to announce the change in accountant. Indicate within the Form 8-K that you should have provided this information within four business days after the occurrence of the change in accountant.

Sinosmart Group Inc. Financial Statements

Consolidated Statements of Operations, page F-4
53.	Please confirm, if true, that you include deprecation
relating
to property, plant and equipment in your determination of Gross profit or otherwise advise.

Consolidated Statements of Changes in Stockholders` Equity, page
F-5

54.	We note your statement on page F-10 that "The Company has
chosen
to report comprehensive income (loss) in the statements of changes in stockholders` equity." We note only your presentation of accumulated other comprehensive income within this statement. In this regard, please reference paragraph 10 of SFAS 130, which indicates that comprehensive income includes net income. Please see Format C of SFAS 130 for an illustration of the presentation of comprehensive income and accumulated comprehensive income within the statement of changes in equity and revise your presentation as appropriate.

55.	Please revise your presentation of the components of other
comprehensive income (loss) to comply with paragraph 25 of SFAS
130,
which requires disclosure of the amount of income tax expense or benefit allocated to each component either on the face of the statement in which those components are displayed or in the notes to the financial statements. Refer to paragraphs 24 and 25 of SFAS 130.

56.	We note your disclosure on page F-7 regarding transactions
which
resulted in the acquisition of Shanghai Shining Biotechnology Co.
Ltd
(SSBC) which you indicate was accounted for as a recapitalization. Please explain how these transactions were accounted for and reflected in your determination of the number of shares and the amounts reported as components of your equity accounts in both your annual financial statements on page F-5 and your interim financial statements on page F-27.

Consolidated Statements of Cash Flow, page F-6

57.	We note that you received proceeds from the issuance of
common
stock of $1,000 during the year ended March 31, 2004. Please reconcile this with your Consolidated Statements of Changes in Stockholders` Equity, which shows a beginning balance, as of April 1,
2003, of 1,000 shares in the amount of $1,000.

Note 1. Organization and Description of Business, page F-7
58.	Please expand your disclosure to identify the specific terms of
the transaction which you have accounted for as a
recapitalization.
59.	We note your disclosure that former shareholders re-
established
majority ownership by acquiring new shares in October 2005.
Please
explain how this relates to the August 11, 2005 agreement in which SGI agreed to acquire 100% of SSBC for total cash of $2.27 million.
Additionally, clarify whether or not the issuance of 9,000 new shares
disclosed on page F-27 relates to this transaction and whether or not
you considered the related subscription receivable in your
analysis
of how to account for this transaction.
60.	We note your reference to Shanghai Shining Biotechnology Co.
Ltd
or SSBC. Please confirm, if true, that this entity represents the entity referred to previously within the filing as Shining. If true, please revise your reference to this entity throughout your filing to
be consistent, or otherwise advise.
61.	Please tell us the significance of your statement that
"SSBC`s
registered capital was RMB 20,480,000 as of March 31, 2004 and 2005, respectively."

General
62.	We note that you provide no indication of how you determined your operating and reportable segments, as defined by SFAS 131.
Please expand your disclosure to comply with paragraph 25 of SFAS
131, which points to paragraphs 26 through 33.



Note 2. Summary of Principal Accounting Policies, page F-8

(l) Income Tax, page F-12
63.	We note your statement that "The Company accounts for income tax
under the provisions of SFAS No. 109, "Accounting for Income
Taxes,"
which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the revised consolidated financial statements or tax returns." Please tell us what you mean by "revised consolidated financial statements or tax returns."

Note 3. Accounts Receivable, page F-15
64.	Please expand your summary of principal accounting policies
to
explain your policy for determining your allowances for doubtful debt.

Note 21. Contingencies and Commitments, page F-21
65.	Please expand your disclosure to conclude using terms used in paragraph 3 of SFAS 5. These terms are defined by SFAS 5 and we continue to believe that any disclosure that describes how you applied the standard, including your conclusions as to the likelihood of loss, should also use those terms.

Note 15. Subsequent Events, page F-23
66.	Please disclose the pertinent terms of the convertible bond.
Please explain why these terms did not result in a beneficial conversion feature. We may have further comments.

Sinosmart Group Inc. and Subsidiary Financial Statements

Unaudited Condensed Consolidated Balance Sheets, page F-25

67.	We note that you report a subscription receivable of $9,000
as
of December 31, 2005 and your disclosure under footnote eight that "In October 2005, the Company received subscription for 9,000 shares of its common stock for a total consideration of $9,000 from a group of former shareholders." We further note your disclosure in your pro forma adjustments footnote 2(c) that "cash consideration was made subsequent to the balance sheet date but prior to the consummation of the reverse acquisition." Please support your presentation of the stock subscription receivable in light of the guidance contemplated by SAB Topic 4:E, which states in part that a receivable should not
"be deducted from stockholders` equity if the receivable was paid in cash prior to the publication of the financial statements and the payment date is stated in a note to the financial statements."

Otish Resources, Inc. Financial Statements

General
68.	Please update your financial statements.  Refer to Rule 3-12 of
Regulation S-X. In this regard, we note that you will adopt the fiscal year end of SGI or March 31. Since you consummated a recapitalization in March 2006, the staff does not require a transition report, but does require that you file periodic reports for periods ending prior to the consummation of merger as they become due in the ordinary course of business. Please note that starting with the periodic report for the quarter in which the merger was consummated, you should begin to file reports based on the fiscal year of the accounting acquirer. Those financial statements would depict the operating results of the accounting acquirer, including the acquisition of the registrant from the date of consummation.

Note 6. Subsequent Events, page F-45
69.	Please expand your disclosure to address the transaction with
SGI and your change in capital structure, as disclosed on page 17.

Unaudited Pro Forma Combined Financial Statements, page F-50

General
70.	Please update your interim pro forma combined financial
statements.  Refer to Rule 3-12 of Regulation S-X and Rule 310(d)
of
Regulation S-B.
71.	Please expand your discussion of the transactions which you
are
presenting in these pro forma financial statements to identify each transaction which has been reflected in these pro forma financial statements and why they have been reported as adjustments to the historical results and financial position of the entities presented.

Unaudited Pro Forma Combined Balance Sheet, page F-51
72.	Please note that we would expect, subsequent to a
recapitalization, that historical stockholders` equity of the accounting acquirer, which appears to be SGI, prior to the merger to be retroactively restated for the equivalent number of shares received in the merger with an offset to paid-in capital. Therefore, we would expect that the number of common shares at 11/30/05 would represent China-Biotics, Inc. plus shares issued to effect the recapitalization or 15,980,000. Please tell us whether or not this is the manner in which you have presented the recapitalization or otherwise advise.



Note 2. Pro Forma Adjustments, page F-54
73.	Please revise your disclosure of each adjustment to provide a reconciliation that clearly depicts how the amount of each
adjustment
reported on the face of the pro forma financial statements was determined. We may have further comments.
74.	We note your explanation for the pro forma adjustments made
in
items (a) through (e) and that these adjustments pertain to transactions that occurred prior to the consummation of the reverse
acquisition.  Please support your inclusion of these adjustments as
being directly attributable to the transaction that occurred in
March
2006. Please refer to Rule 11-02(b)(6) of Regulation S-X, which indicates that pro forma adjustments related to the balance sheet shall include adjustments which give effect to events that are directly attributable to the transaction and factually supportable regardless of whether they have a continuing impact or are nonrecurring. Please also address this in the context of your use of
the related shares to determine earnings per share.
75.	Please explain why there is a difference in the exchange
ratio
from SGI common shares to China Biotic common shares for the convertible loan and the private placement. In this regard, we make
reference to pro forma adjustment disclosure under items (d) and
(e).
76.	Please provide a schedule that details the items included in the
amount you reference in footnote 2(f), totaling $7,796,929.
77.	Please explain why you have accounted for China-Biotic`s pre-
transaction retained deficit as a reduction of Additional paid in capital rather than an adjustment to the surviving entity`s continuing retained earnings since it appears that this represents
a
net liability of the accounting target.  We may have further comments.
78.	Please tell us how you accounted for transactional costs
associated with this transaction.
79.	Please tell us where the "certain of securities valued at
$5,363," identified in footnote 2(g), are presented on the balance sheet of China-Biotics, Inc. In addition, since you indicate that this transaction, which you discussion in footnote 2(g) is "part of the reverse acquisition," please expand your discussion of the reverse merger in the forepart of the filing to explain the facts and circumstances surrounding this transaction.

Undertakings, page II-6

80.	Please provide the undertaking required by Item 512(g)(2).

Recent Sales of Unregistered Securities, page II-2

81.	With respect to each of the offerings to which you refer,
please
disclose the specific exemption relied upon with respect to Section
4(2) and the facts that make the exemption available.

Form 10-KSB for the fiscal year ended August 31, 2005

	Please amend your Form 10-KSB in response to the following comments within ten business days of the date of this letter.

Controls and Procedures

82.	We note that you do not state that your conclusions regarding the effectiveness of your disclosure controls and procedures were as of the end of the period covered by the report, as required by Item
307 of Regulation S-B. Please confirm that they were effective as of the end of the period. Please provide this disclosure in future filings.

83.	We note your conclusion that your disclosure controls and
procedures are effective in timely alerting you to material information relating to the company (including your consolidated subsidiaries) that is required to be included in your periodic reports. Please confirm, if true, that you maintain disclosure controls and procedures that have been designed to ensure that information related to China-Biotics is recorded, processed, summarized and reported on a timely basis. Please also confirm, if true, that the controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to your management, including your principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

84.	We note your statement in the last sentence of the paragraph that there have been no significant changes in your internal controls or in other factors that could significantly affect those controls subsequent to the date you carried out your evaluation. Please confirm, if true, that that there have been no changes in your internal control over financial reporting during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibits

Exhibit 31

85.	We note that your certification pursuant to Section 302 of
the
Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibit as appropriate. In this regard and without limitation, we note that your paragraph 6 is not part of Item 601(b)(31).

Form 10-QSB for the fiscal quarter ended November 30, 2005

	Please amend your Form 10-QSB in response to the following comments within ten business days of the date of this letter.

Controls and Procedures

86.	We note your statement that your disclosure controls and
procedures effectively provided reasonable assurance that information required to be disclosed in the reports you file under Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the time periods specified by the SEC`s rules and forms. Please confirm for us, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your relevant officers have concluded that your disclosure controls and procedures are effective at the reasonable assurance level. If you cannot conclude that they are designed to provide this reasonable assurance, please so state.

87.	We note your statement that your disclosure controls and
procedures effectively provide reasonable assurance that information required to be disclosed in the reports you file or submit under the
Securities Exchange Act of 1934 are recorded, processed, summarized and reported within the time periods specified by the SEC`s rules and forms. Please also confirm, if true, that the controls and procedures are designed to ensure that information required to be disclosed is accumulated and communicated to your management, including your principal executive and principal financial officers as appropriate to allow timely decisions regarding required disclosure.

88.	We note your statement in Item 3(b). Please confirm, if true, that that there have been no changes in your internal control over financial reporting during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibits

Exhibit 31

89.	We note that your certification pursuant to Section 302 of
the
Sarbanes-Oxley Act of 2002 is worded such that it does not precisely match the language as set forth in the Act. Refer to Item 601(b)(31) of Regulation S-K for the exact text of the required Section 302 certifications, and amend your exhibit as appropriate. In this regard and without limitation, we note that your paragraph 6 is not part of Item 601(b)(31).

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jennifer Goeken at (202) 551-3721 or, in her absence, Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or Tangela Richter (202) 551-3685 with any other
questions.

      Sincerely,



      H. Roger Schwall
      Assistant Director


  cc:	Eric Simonson, Esq.
      Jill Davis (SEC)
      Jennifer Goeken (SEC)
      Tangela Richter (SEC)
      Donna Levy (SEC)


Mr. Song Jinan
China-Biotics, Inc.
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